UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	40-F ☐

Entry into a Material Definitive Agreement.

On October 2, 2024, Visionary Holdings Inc. (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Buyer”), to issue and sell to the Buyer one or more new series of senior secured convertible notes of the Company, in the aggregate original principal amount of $6,000,000 (the “Notes”). At the closing held on October 2, 2024 (the “Initial Closing”), the Company has issued and sold to the Buyer a Note in the aggregate principal amount of $1,000,000 (the “Initial Note”). In accordance with the SPA, the Buyer may elect to purchase one or more additional Notes (each an “Additional Note” and collectively, the “Additional Notes”, and together with the Initial Note, the “Notes”), provided that, if the Buyer does not elect to purchase Additional Notes within twenty-four months of the anniversary of the Effective Date (as defined in the Registration Statement) of the initial Registration Statement (as defined in the Registration Statement) or such later date as the Required Holders (as defined in the SPA) may elect from time to time in writing to the Company, the Buyer shall have no further right to effect an Additional Closing.

The Initial Note is subject to an original issue discount of 10%, and is convertible, in whole and in part, from time to time at the option of the Buyer commencing on or after the earlier of (i) July 2, 2025 and (ii) twenty (20) Trading Days prior to the date that any Permitted Securities (as defined in the SPA) may be initially sold, exercised, converted, exchanged, as applicable, after giving effect to any related Lock-Up Agreement (as defined in the SPA) with respect thereto, and (y) the initial date of any event of default, as applicable, into the Company’s common shares at a conversion price equal to the lower of (i) $4.00, and (ii) the greater of (x) the floor price then in effect and (y) 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. Pursuant to the original issue discount, the Buyer paid $900,000 for the Initial Note, less certain fees, and expenses payable by the Company. The Initial Note may not be converted to the extent that the number of common shares owned by the Buyer and its affiliates will exceed 9.99% of the issued and outstanding shares of the Company at the time of conversion.

The Initial Note matures on October 2, 2025, or earlier under certain conditions set forth in the SPA. The Initial Note accrues interest at the greater of (x) the sum of the prime rate plus four and a half percent (4.5%) per annum and (y) nine percent (9%) per annum.

The Notes ranks senior to all present and future indebtedness of the Company and its subsidiaries, subject to certain permitted senior indebtedness (including real estate mortgages). The Company has the right to redeem all, but not less than all, of the outstanding balance under the Note at a 20% premium to the greater of the balance of the Note and the equity value of our common shares underlying the Note. The equity value of our common shares underlying the Note is calculated using the greatest closing sale price of our common shares during the period from the date immediately preceding the date of the applicable redemption notice to the trading day immediately prior to the date the redemption payment is made.

The Company’s obligations under the Initial Note, the SPA and other transaction documents are secured by (i) the grant of a first priority security interest upon substantially all of the personal and real property of the Company and its subsidiaries pursuant to a security agreement between the Company, its subsidiaries and the Buyer (the “Security Agreement”) and (ii) by a pledge of 1,516,668 shares held by our principal shareholder, 3888 Investment Group Limited (the “Pledge Agreement"). The Company’s obligations under the Note may become subject to a guaranty by the Company and its U.S. subsidiaries in the future if and when the Company becomes parent to such subsidiaries (the “Guaranty”).

Under the SPA, the Buyer has customary preemptive rights to participate in any future financing by the Company and the Company agreed to certain restrictions on changes in its capital structure, including the Company’s agreement to certain restrictions on the issuance of additional equity securities so long as the Buyer owns any Notes or common shares underlying the Notes, or to engage in any Dilutive Issuances (as defined in the Note) so long as the Notes are outstanding.

The Company is required to use its best efforts to file, within 90 calendar days of the Initial Closing, a registration statement on the appropriate form providing for the resale by the Buyer of the common shares issuable upon conversion of the Notes, including interest on the Notes through the first anniversary of the Initial Closing. The Company is also required to use its best efforts to cause such registration statement to become effective and to always maintain the effectiveness of such registration statement until the Buyer no longer owns any Notes or common shares issuable upon exercise or conversion thereof.

The foregoing description of the SPA, Note, Pledge Agreement, Registration Rights Agreement, Security Agreement and Guaranty, is a summary and is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

/s/ Xiyong Hou
Xiyong Hou
Date: October 3, 2024	Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Senior Secured Convertible Promissory Note
10.3	Form of Pledge Agreement
10.4	Form of Registration Rights Agreement
10.5	Form of Security Agreement
10.6	Form of Guaranty

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